VRONA & VAN SCHUYLER CPAS, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

WENDCHARLES II, LLC
FINANCIAL STATEMENTS- INCOME TAX BASIS
DECEMBER 30, 2018 AND DECEMBER 31,2017

VRONA & VAN SCHUYLER CPAS, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
ADMIN@VRONAVANSCHUYLERCPA.COM
WWW.VRONAVANSCHUYLERCPA.COM
TEL: 516-670-9479 FAX: 516-670-9477

240 LONG BEACH ROAD
ISLAND PARK, NY 11558-1541

232 MADISON AVE., 3RD FL
NEW YORK, NY 10016-2901

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
Wendcharles II, LLC
27 Central Ave.
Cortland, NY 13045

We have reviewed the accompanying financial statements of Wendcharles II, LLC which comprise the statements of assets, liabilities and members' equity—income tax basis as of December 30, 2018 and December 31, 2017, and the related statements of revenues and expenses—income tax basis, changes in members' equity—income tax basis and cash flows—income tax basis for the 53 or 52 weeks then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the basis of accounting the company uses for income tax purposes; this includes determining that the basis of accounting the company uses for income tax purposes is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the income tax basis of accounting. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the basis of accounting the company uses for income tax purposes.

February 1, 2019

Basis of Accounting

We draw attention to Note 1B of the financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the basis of accounting the company uses for income tax purposes, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Vrona & Van Schuyler CPAs, PLLC

Certified Public Accountants

February 1, 2019

Wendcharles II, LLC
Statements of Assets, Liabilities and Members' Equity (Deficit) - Income Tax Basis
December 30, 2018 and December 31, 2017

ASSETS

	2018	2017
Current Assets:		
Cash - (Note 1I)	$ 1,301,902	$ 1,646,383
Inventories - (Note 1C)	93,117	79,563
Prepaid expenses and other current assets	702	-
Total Current Assets	1,395,721	1,725,946
Property and Equipment, net of accumuilated depreciation - (Notes 1D and 2)	969,784	1,220,798
Others Assets:		
Technical assistance fees, net of accumulated amortization of $2,001 in 2018 and $744 in 2017 (Note 1F)	21,749	23,006
Goodwill, net of accumulated amortization of $1,149,122 in 2018 and $1,025,421 in 2017 - (Note 1E)	706,393	830,094
Deposits	6,074	6,074
Total Other Assets	734,216	859,174
TOTAL ASSETS	$ 3,099,720	$ 3,805,918

LIABILITIES AND MEMBERS' EQUITY

	2018	2017
Current Liabilities		
Current maturities of long-term debt - (Note 3)	$ 122,787	$ 115,654
Accounts Payable, accrued expenses, and taxes payable - (Note 1L)	1,222,336	1,250,166
Total Current Liabilities	1,345,124	1,365,820
Long-term liabilities:		
Long-term debt, less current maturities - (Note 3)	987,082	1,109,871
Total Long-term liabilities	987,082	1,109,871
Total Liabilities	2,332,206	2,475,691
Commitments & Contingencies - (Notes 3, 4, 5 and 7)	-	-
Members' Equity - (Notes 1A, 5 and 6B)	767,514	1,330,227
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 3,099,720	$ 3,805,918

See independent accountants' review report and notes to the financial statements.

Wendcharles II, LLC
Statements of Revenues and Expenses - Income Tax Basis
For the Years Ended December 30, 2018 and December 31, 2017

	2018	2017
Sales - net	$ 15,239,647	$ 14,953,302
Cost of Sales - net	4,513,694	4,434,005
Gross Profit	10,725,953	10,519,297
Labor Expenses	4,691,346	4,590,542
Store Operating and Occupancy Expenses	2,372,858	2,409,814
General and Administrative Expenses	826,941	808,487
Advertising Expenses - (Note 1K and 4A)	716,026	709,551
Royalty Expense - (Note 4A)	585,671	564,064
Depreciation & Amortization - (Notes 1D, 1E and 1F)	1,008,677	1,314,014
Interest Expense - (Note 3)	188,413	145,585
Total Operating Expenses	10,389,932	10,542,057
Operating Income	336,021	(22,760)
Gain / (Loss) on sale (disposal) of Assets	(83,585)	(142,637)
Interest & Other Income	16,451	18,902
Excess (deficiency) of Revenues over expenses	$ 268,887	$ (146,495)

Wendcharles II, LLC
Statement of Changes in Members' Equity (Deficit) - Income Tax Basis
For the Years Ended December 30, 2018 and December 31, 2017

Members' Equity (deficit) December 25, 2016	$ 2,173,682
Excess of Revenues over expenses for the year ended December 31, 2017	(146,495)
Distributions paid to Members	(696,960)
Members' Equity (deficit) December 31, 2017	1,330,227
Excess of Revenues over expenses for the year ended December 30, 2018	268,887
Distributions paid to Members	(831,600)
Members' Equity (deficit) December 30, 2018	$ 767,514

Wendcharles II, LLC
Statements of Cash Flows - Income Tax Basis
For the Years Ended December 30, 2018 and December 31, 2017

	2018	2017
Cash Flows for Operating Activities:		
Excess (deficiency) of revenues over expenses	$ 268,887	$ (146,495)
Adjustments to reconcile net Cash Provided by Operating Activities		
Depreciation / Amortization	1,008,677	1,314,014
(Gain) / Loss on (sale) / disposal of assets	83,585	142,637
Increase (decrease) in cash attributed to changes in Assets & Liabilities		
Decrease (Increase)in inventories	(13,554)	(4,993)
Decrease (Increase) in prepaid expenses & other current assets	(702)	950
Increase (Decrease) in accounts payable & accrued		-
expenses and taxes	(27,830)	275,867
Total Adjustments	1,050,176	1,728,475
Net Cash Provided by Operating Activities	1,319,063	1,581,980
Cash Flows from Investing Activities:		
Capital Expenditures, tangible & intangible	(716,289)	(1,633,533)
Net Cash Provided by (used by) Investing Activities	(716,289)	(1,633,533)
Cash Flows from Financing Activities:		
Repayments of note payable	(115,655)	(88,977)
Proceeds from Long Term Debt	-	900,000
Members' distributions	(831,600)	(696,960)
Net Cash Provided by (used in) Financing Activities	(947,255)	114,063
Net Increase (Decrease) in Cash	(344,481)	62,510
Cash, beginning of Year	1,646,383	1,583,872
Cash, End of Year	$ 1,301,902	$ 1,646,382
Supplemental Information:		
Interest Paid During the Year	$ 183,999	$ 110,302

Wendcharles II, LLC
Notes to the Financial Statements
December 30, 2018 and December 31, 2017

Note 1 - Summary of Significant Accounting Policies

(A) The Company:

Wendcharles I, LLC was formed on June 24, 2008 pursuant to the South Carolina Code of Laws to acquire, own and operate six existing Wendy's Old Fashioned Hamburger Restaurants in the Charleston, South Carolina metropolitan area. As part of the same overall transaction, another South Carolina limited liability company, Wendcharles I, LLC, affiliated with the Company by certain common management and ownership interests, acquired eleven other existing Wendy's Old Fashioned Hamburger Restaurants in and proximate to North Charleston. The restaurants were all acquired from one unrelated seller for an aggregate purchase price of $5,760,000, less net adjustments to the Company of approximately $14,000. The Company's recorded goodwill in the amount of approximately $4,060,000. The purchase price was financed principally by a $3,500,000 loan from Bank of America, with the balance provided by capital contributions of the members. The acquisition closed and restaurant operations commenced on September 16, 2008.

The leases for the six leasehold estates, all in South Carolina, were assigned to the Company from different lessors. Two locations each are in Goose Creek and Summerville and one is in North Charleston and Moncks Corner as follows: Goose Creek: 101 Red Bank Road; and 601 St. James Avenue; Summerville: 740 North Main Street; and 10012 Dorchester Road; North Charleston: 7440 Northwoods Boulevard; and Moncks Corner: 515 North Highway 52.

The Company is to continue in perpetuity, except is to be dissolved as a result of the sale of all business operations or the sale of all or substantially all of its assets, in each of such cases upon the receipt of the consideration, or upon the occurrence of certain events as set for in the operating agreement. (See Note 5B)

On December 26, 2011 the Company purchased the assets for a restaurant located at Sam Rittenberg Boulevard in Charleston, North Carolina from Wendcharles I, LLC, a related party. The Company also assumed the lease for the property.

In 2013 the Company purchased the assets for a restaurant located at 4892 Ashley Phosphate Road in North Charleston, North Carolina from Wendcharles I, LLC, a related party. The Company also assumed the lease for the property.

The Company currently operates eight restaurants, all of which are leased. (See Note 4B)

Wendcharles II, LLC
Notes to the Financial Statements
December 30, 2018 and December 31, 2017

Note 1 - Summary of Significant Accounting Policies - (Continued)

(B) Income Tax Basis of Accounting:

The accompanying financial statements have been prepared on the same basis of accounting used for the Company's federal income tax return, another comprehensive basis of accounting, differing in certain respects from generally accepted accounting principles. Accordingly, the accompanying financial statements are not intended to present financial position and results of operations in accordance with generally accepted accounting principles.

(C) Inventories:

Inventories represent food and supplies and are stated at cost.

(D) Property, Equipment & Depreciation:

Property and equipment are stated at cost. Depreciation is provided by application of the straight-line method over useful lives as follows:

Land Improvements	15	Years
Leasehold Improvements	15 to 39	Years
Restaurant equipment	5 to 7	Years

If it had qualifying property placed in service during the year, the Company has taken additional depreciation deductions in accordance with the federal government's enactment of the Economic Stimulus Act of 2008, amended by the American Recovery and Reinvestment Act of 2009, The Small Business Jobs Act of 2010, and the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010.

(E) Goodwill:

Goodwill, representing the excess of the purchase price over the fair value of the assets acquired, is amortized over fifteen years.

(F) Technical Assistance Fees

The Company capitalized the technical assistance fees paid to Wendy's International. These fees are amortized over fifteen years.

Wendcharles II, LLC
Notes to the Financial Statements
December 30, 2018 and December 31, 2017

Note 1 - Summary of Significant Accounting Policies - (Continued)

(G) Income Taxes:

The Company was organized as a limited liability company under the laws of South Carolina and is not subject to any federal income tax. Instead, each member is required to report on his federal and applicable state income tax return his distributive share of all items of income, gain, loss, deduction, credit and tax preference of the Company for any taxable year, whether or not any actual cash distribution has been or will be made to such member.

The Company's tax returns are subject to examination by the Federal and State taxing authorities. The tax laws, rules and regulations governing these returns are complex, technical and subject to varying interpretations. If an examination required the Company to make adjustments, the profit or loss is allocated to the shareholders would be adjusted accordingly. Management believes the Company is no longer subject to tax examinations for the years prior to 2014.

Although income tax rules are used to determine the timing of the reporting revenues and expenses, non-taxable revenues and non-deductible expenses are included in the determination of net income in the accompanying financial statements.

(H) Fiscal Year:

The Company's annual accounting period is a fiscal year ending on the last Sunday of December.

(I) Cash:

The Company maintains its cash in various banks. The accounts at each bank are guaranteed by the Federal Deposit Insurance Corporation, to a maximum of $250,000. At any time during the year, the cash balance may exceed $250,000.

(J) Use of Estimates:

The preparation of financial statements in conformity with the income tax accrual basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

(K) Advertising:

The Company expenses all advertising costs when incurred.

Wendcharles II, LLC
Notes to the Financial Statements
December 30, 2018 and December 31, 2017

Note 1 - Summary of Significant Accounting Policies - (Continued)

(L) Sales Tax:

The Company collects sales tax and remits to the state of South Carolina. The liability is reflected in taxes payable on the balance sheet.

Note 2 - Property and Equipment

Property and equipment consist of the following:

	2018	2017
Land Improvements	$ 526,463	$ 451,771
Leasehold Improvements	2,108,576	1,972,095
Restaurant & Office Equipment	2,223,899	2,097,599
Total	4,858,938	4,521,466
Less: Accumulated Depreciation	3,889,155	3,300,667
Property & Equipment, Net	$ 969,784	$ 1,220,798

Note 3 - Long-Term Debt

In August and October 2012 the Company borrowed two $180,000 notes from Wendcapital LLC and transferred in 2018 to Wendcapital V, LLC, both related parties, for renovations. Each note has a repayment term of $1,757 per month which includes interest at 6%. Each loan matures on August 1, 2024. Additional interest may be charged if certain performance based sales are realized. (See Note 6C)

The future principal payments are as follows:

2019	$ 30,794
2020	32,694
2021	34,710
2022	36,851
2023	39,124
Thereafter	29,162
	$ 203,335

Wendcharles II, LLC
Notes to the Financial Statements
December 30, 2018 and December 31, 2017

Note 3 - Long-Term Debt - (Continued)

In April 2014 the Company borrowed $180,000 from Wendcapital II, LLC and transferred to Wendcapital V, LLC, both related parties. Repayment terms are $1,998 per month which includes interest at a rate of 6% for 120 months. Additional interest may be charged if certain sales performance goals are met. (See Note 6C)

The future principal payments are as follows:

2019	$	17,915
2020		19,020
2021		20,193
2022		21,438
2023		22,760
Thereafter		7,894
	$	109,219

In May 2014 the Company borrowed $88,093 from M&T Bank for equipment. Repayment terms were $2,597 per month which include interest at a rate of 4% for 36 months. Loan was repaid in 2017.

On Mar 1, 2017 the Company borrowed 500,000 from Wendcapital III, LLC a related party. Repayment terms are $5,551 per month which includes interest at a rate of 6% for 120 months. Additional interest may be charged if certain sales performance goals are met. (See Note 6C)

The future principal payments are as follows:

2019	$	41,792
2020		44,370
2021		47,106
2022		50,012
2023		53,096
Thereafter		196,246
	$	432,621

On October 1, 2017 the Company borrowed $400,000 from Wendcapital IV, LLC a related party. Repayment terms are $4,441 per month which includes interest at a rate of 6% for 120 months. Additional interest may be charged if certain sales performance goals are met. (See Note 6C)

Wendcharles II, LLC
Notes to the Financial Statements
December 30, 2018 and December 31, 2017

Note 3 - Long-Term Debt - (Continued)

The future principal payments are as follows:

2019	$	32,286
2020		34,278
2021		36,392
2022		38,636
2023		41,020
Thereafter		182,082
	$	364,695

Note 4 - Commitments and Contingencies

(A) Franchise Agreement Commitments:

The Company is the franchisee for the eight Wendy's restaurants it owns and operates. The franchise agreements obligate the Company to pay to Wendy's International a monthly royalty fee equal to 4% of the gross monthly sales of each restaurant, or $250, whichever is greater. The Company must also pay to Wendy's National Advertising Program 3.5% of the gross sales and spend not less than .5% of the gross sales of each restaurant for local and regional advertising.

(B) Minimum Operating Lease Commitments:

The lease for the restaurant located at 101 Red Bank road in Goose Creek has a primary term that expires on December 31, 2032 and includes two five-year renewal options. The annual rent for the lease is $96,000. In addition the Company is required to pay percentage rent equal to 10% of gross sales in excess of $1,150,000.

The lease for the restaurant located at 740 North Main Street in Summerville had a primary term that expired on June 20, 2004. The current term expires on June 20, 2019 and includes one remaining five-year renewal option. The annual rent is $67,628 for all terms of the lease.

The lease for the restaurant located at 10012 Dorchester Road in Summerville had a primary term that expired on April 30, 1995. The current term expires on April 30, 2020 and has four five-year renewal options. The current annual rent for the lease is $63,000 through April 30, 2020. At that time and on each five year anniversary thereafter, annual rent will be increased by the previous year's annual rent multiplied by 8%. In addition the Company is required to pay percentage rent equal to 6% of gross sales in excess of base rent.

Wendcharles II, LLC
Notes to the Financial Statements
December 30, 2018 and December 31, 2017

Notes 4 - Commitments and Contingencies - (Continued)

(B) Minimum Operating Lease Commitments: (Continued)

The lease for the restaurant located at 7440 Northwoods Blvd in North Charleston has a primary term that expires on November 8, 2020 and includes two ten year renewal options. The current annual rent for the lease is $129,399 through November 9, 2020. At that time and on each five year anniversary thereafter, annual rent will be increased by the previous year's annual rent multiplied by 5%. In addition the Company is required to pay percentage rent equal to 6% of gross sales in excess of base rent.

The lease for the restaurant located at 601 St. James Avenue in Goose Creek has a primary term that expires on March 31, 2025 and includes two five- year renewal options. The current annual rent for the lease is $113,512 through March 31, 2019. At that time and on each April 1 thereafter, annual rent will be increased by the previous year's annual rent multiplied by 1%.

The lease for the restaurant located at 515 North Highway 52 in Moncks Corner has a primary term that expires on November 30, 2025 and includes two five-year renewal options. The current annual rent for the lease is $140,711 through November 30, 2019. On each December 1 thereafter, annual rent will be increased by the previous year's annual rent multiplied by 1.5%.

The lease for the restaurant located at 1721 Sam Rittenberg Boulevard in Charleston has a primary term that expires on November 6, 2021 and includes two five-year renewal options. The annual rent is $76,920. In addition the Company is required to pay percentage rent equal to 7% of gross sales.

The lease for the restaurant located at 4906 Ashley Phosphate Road in North Charleston has a primary term that expires on March 31, 2025 and includes two five year renewal options. The current annual rent is $107,394 through April 1, 2019. At that time and every one year anniversary thereafter, annual rent will be increased by the previous year's annual rent multiplied by 1%.

The Company is required to pay all realty taxes, insurance, routine maintenance and common charges for the above leases.

Rent expense was $931,838 in 2018 and $933,406 in 2017 including percentage rent of $139,726 in 2018 and $145,527 in 2017.

Wendcharles II, LLC
Notes to the Financial Statements
December 30, 2018 and December 31, 2017

Notes 4 - Commitments and Contingencies - (Continued)

(B) Minimum Operating Lease Commitments: (Continued)

Future annual minimum rentals are as follows:

2019	$	760,723
2020		672,417
2021		539,974
2022		472,629
2023		477,132
Thereafter		1,447,443
	$	4,370,318

(C) Financial and Operational Advisory Services Agreement:

The Company entered into a financial and operational advisory services agreement with its two managing members. The agreement provides for these individuals to consult and advise the Company on applicable financial and/or operational matters and if required by the Company's debt, lease or franchise agreements, to which they are signatories, to remain ready, willing and able to maintain such status for the benefit of the Company, except where such guarantees are not needed; and remain able to provide such additional personal guarantees as, within their sole discretion, may reasonably be necessary to maintain the business of the Company. The initial term was for three years and is automatically renewable annually thereafter, as long as the Company remains in business. The agreement also provides for the reimbursement of reasonable expenses incurred by the individuals in fulfilling their duties. (See Note 6A).

Financial and operating advisory services fees totaled $91,200 in 2018 and $91,200 in 2017.

Note 5 - Capitalization and Operating Agreement

(A) Capitalization:

The Company's initial capitalization consisted of 800 unites, of which 42 and 32 were sold to two managing members at $100 per unit, or $7,400 in the aggregate, and 64 units were sold to the third managing member at $156 per unit, or $10,000 in the aggregate. Of the remaining 646 unites, 83 were sold at $100 per unit, or $8,300 in the aggregate, and 579 units were sold at per unit contributions of $2,300 totaling $1,331,700. All contributions totaled $1,357,400. (See Note 5B)

In March of 2013 the Company issued 795 additional units, of which 731 were sold to the members at $2,000 per unit, or $1,462,000 in the aggregate. 64 units were issued to its' President at no cost.

Wendcharles II, LLC
Notes to the Financial Statements
December 30, 2018 and December 31, 2017

Note 5 - Capitalization and Operating Agreement - (Continued)

(B) Operating Agreement:

All purchasers of membership interests are parties to the Company's operating agreement which provides for the capitalization and operation of the Company, distributions to members and transfers of interests. Members' consents representing 75% of all membership interests are required for the following actions: Change in the operating agreement; voluntary dissolution; sale or exchange of substantially all assets; merger or consolidation; incurrence of debt or refinancing other that in the ordinary course of business or in connection with entering new or unrelated businesses; and removal of a manger, for cause. Members are not required to make up negative capital accounts. Distributions either from cash flow generated by operations or capital transactions (as defined) other than capital contributions are made at the sole discretion of the managers, acting unanimously. Managers are elected by the members. Outside liens against membership interests are prohibited. For permitted transfers of membership interests, book value is equal to assets less liabilities using the income tax method/accrual basis of accounting.

Members wishing to sell their interests shall submit their request in writing, together with appropriate documentation setting forth the terms of such sale, to the managing members, who within thirty days and at their sole discretion, shall approve or disapprove of such sale. If not approved, the managing members within fourteen additional days may elect to have the Company purchase the offered units at the stated terms. Such action by the managing members is to be by simple majority. If the managing members determine that the offered interests are not to be redeemed by the Company, then the interests shall be offered to the remaining members of the Company, pro-rata at the same offered terms, who will have 14 additional days to purchase the offered shares. If the interests are not purchased by the members, then they may be sold to the third-party purchaser at the offered terms, but the purchaser must become bound by the terms of the operating agreement. Membership interests may also be transferred to family members or trusts or by reason of death or incompetence.

In the event of a termination of a member's interest by death, retirement, resignation, expulsion, bankruptcy, incompetence, or in the case of a member that is not a natural person - dissolution, the Company must be dissolved unless it is continued by the consent of all the remaining members. Non-consenting members are deemed to offer and authorized representatives or trustees of deceased or bankrupt members may offer the applicable membership interest, first to the Company, and then to the consenting (continuing) members. In such case, the offered interests must be purchased by either the Company or one or more of the consenting members. Such purchases, unless made by the Company, are to be made pro-rata to the existing interests of purchasing members, unless they agree otherwise or there is only one purchasing member.

Note 5 - Capitalization and Operating Agreement - (Continued)

(B) Operating Agreement: (Continued)

In any event, all offered interest of non-consenting members or by the estate, trustee, etc. of deceased or bankrupt members, etc. must be purchased by the Company or one or more consenting members or the Company must be dissolved and liquidated.

Note 6 - Related Party Transactions

(A) Financial and Operational Advisory Services:

The Company paid two of its three managing members and a third individual a total of $91,200 in 2018 and $91,200 in 2017 pursuant to a financial and operational advisory services agreement. (See Note 4C)

(B) Redemption of Membership Interest:

In March 2009 the Company redeemed one member's .13% membership interest for $500.

In January 2010 the Company redeemed one member's .13% membership interest for $1,500.

In December 2011 the Company redeemed one member's .13% membership interest for $1,500.

In March 2013 the Company redeemed one members .13% membership interest for $3,300.

In April 2013 the Company redeemed one member's .13% membership interest for $2,000.

In April 2014 the Company redeemed one member's .13% membership interest for $2,500.

In April 2015 the Company redeemed one member's .13% membership interest for $8,000.

In August 2016 the Company redeemed one member's .13% membership interest for $8,000.

(C) Long Term Debt:

The Company, Wendcapital, LLC, WendCapital II, LLC, Wendcapital III, LLC, Wendcapital IV and Wendcapital V, LLC have certain common equity interests; however, they are not under common control.

Wendcharles II, LLC
Notes to the Financial Statements
December 30, 2018 and December 31, 2017

Note 7 - Pension Plan

The Company maintains a qualified cash or deferred compensation plan under section 401(k) of the Internal Revenue Code for all full-time employees meeting certain service requirements. Under the plan, employees may elect to defer up to (15%) of their salary, subject to Internal Revenue Service limits. A discretionary matching contribution may be made by the Company and added to each participant's account. Company contributions for the plan amounted to $10 for 2018 and $9 for 2017

Note 8 - Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued, as reflected on the independent accountant's review report.